NEWS RELEASE

SHAW DECLARES DIVIDEND PAYABLE ON PREFERRED SHARES

Calgary, Alberta (October 25, 2012) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared the quarterly dividend on its Cumulative Redeemable Rate Reset Preferred Shares, Series A (the “Series A Shares”) for the three-month period ended December 31, 2012. The dividend of $0.28125 per Series A Share will be payable on December 31, 2012 to holders of record at the close of business on December 14, 2012.

The Series A Shares are listed on the Toronto Stock Exchange under the ticker symbol SJR.PR.A.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shareholders will not be entitled to receive this dividend unless they are holders of record on the record date. There is no entitlement to any dividend prior to such date.

Shaw Communications Inc. is a diversified communications and media company, providing consumers with broadband cable television, High-Speed Internet, Home Phone, telecommunications services (through Shaw Business), satellite direct-to-home services (through Shaw Direct) and engaging programming content (through Shaw Media). Shaw serves 3.4 million customers, through a reliable and extensive fibre network. Shaw Media operates one of the largest conventional television networks in Canada, Global Television and 19 specialty networks including HGTV Canada, Food Network Canada, History Television and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca